Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MONEYGRAM INTERNATIONAL, INC.
It is hereby certified that:
     1. The name of the corporation (which is hereinafter referred to as the Corporation) is “MoneyGram International, Inc.”
     2. Article XIII of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:
Article XIII
     (A) At any time the investors that are party to the Purchase Agreement (as defined below) or their respective affiliates (collectively, the “Investors”) have the right pursuant to Section 4.1(b) of the Purchase Agreement to appoint individuals to be nominated for election to the Board of Directors (“Board Representatives”) to serve as directors of the Corporation, affiliates of Thomas H. Lee Partners, L.P. (“THL”) (or its permitted successors or assigns) shall have the right to designate two (2) to four (4) Board Representatives (the “THL Board Representatives”), which THL Board Representatives, if elected as directors, together shall be authorized to vote (with each THL Board Representative having equal votes) on all matters occasioning action by the Board of Directors a total number of votes equal to the number of directors that the Investors would be entitled to designate pursuant to Section 4.1(b) of the Purchase Agreement in order to have Proportional Representation (as defined below) on the Board of Directors in the absence of this Article XIII. Each director other than the THL Board Representatives shall have one (1) vote. For the purposes of this Amended and Restated Certificate of Incorporation, “Proportional Representation” shall mean the number of Board Representatives (rounded to the nearest whole number) that the Investors would need to appoint (in the absence of this Article XIII) in order for the number of Board Representatives appointed by the Investors as compared to the number of directors constituting the entire Board of Directors to be proportionate to the Investors’ common stock ownership, calculated on a fully-converted basis. For the purposes of this Amended and Restated Certificate of Incorporation, the “Purchase Agreement” shall mean that certain Amended and Restated Purchase Agreement, dated as of March 17, 2008, between the Corporation and the purchasers named therein, including all schedules and exhibits thereto, as the same may be amended from time to time.
     (B) At any time the right of the Investors to appoint Board Representatives pursuant to this Article XIII is in effect, all references in this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation and any other charter document of the Corporation, each as may be amended from time to time, to “a majority of the directors,” “a majority of the remaining directors,” “a majority of the Whole Board,” “a majority of the total number of directors that the Corporation would have if there were no vacancies” and similar phrases shall give effect to the proportional voting provisions of this Article XIII such that the references to a “majority” shall mean a “majority of the votes of the directors.
          3. The amendments of the Amended and Restated Certificate of Incorporation herein certified have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
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     IN WITNESS WHEREOF, said MoneyGram International, Inc. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its undersigned duly authorized officer this 18th day of May, 2011.

MONEYGRAM INTERNATIONAL, INC.
By:	/s/ James E. Shields
	Name:	James E. Shields
	Title:	Executive Vice President and Chief Financial Officer

[Signature page to Certificate of Amendment of Certificate of Incorporation]